SS 2/9/06

H/S 2/9/06

[redacted]

SECUR 06002090 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED JAN 03 2006 WASH. DC

SEC FILE NUMBER
8- 13026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/04 (MM/DD/YY) AND ENDING 10/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Funds Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 Chili Avenue
(No. and Street)

Rochester	New York	14624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. Zollo (585) 235-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty, LLP
(Name – *if individual, state last, first, middle name*)

1170 Chili Avenue	Rochester	New York	14624
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED FEB 13 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Scott J. Zollo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Funds Associates, Inc., as of October 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE B. DRISCOLL
Notary Public, State of New York
No. 01DR6129861
Qualified in Monroe County
My Commission Expires July 5, 2009

Julie B Driscoll
Notary Public

Signature

Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control as Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL FUNDS ASSOCIATES, INC.

Financial Statements
October 31, 2005 and 2004

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Mutual Funds Associates, Inc.

We have audited the statement of financial condition of Mutual Funds Associates, Inc. as of October 31, 2005, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Mutual Funds Associates, Inc. as of October 31, 2004 were audited by other auditors whose report, dated December 15, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the financial position of Mutual Funds Associates, Inc. as of October 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

December 1, 2005

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash and cash equivalents	$ 124,765	$ 23,878
Marketable securities	139,249	193,698
Commissions receivable	31,853	15,011
Prepaid expenses	1,740	1,873
Total assets	$ 297,607	$ 234,460

LIABILITIES AND SHAREHOLDER'S EQUITY

	2005	2004
Liabilities:		
Commissions payable	$ 45,910	$ 16,975
Accounts payable	2,800	2,830
Income taxes payable	10,264	15,673
Total liabilities	58,974	35,478
Shareholder's equity:		
Common stock, no par value; authorized 200 shares; issued and outstanding 15 shares	6,000	6,000
Retained earnings	232,633	192,982
Total shareholder's equity	238,633	198,982
Total liabilities and shareholder's equity	$ 297,607	$ 234,460

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED OCTOBER 31, 2005 AND 2004

	2005	2004
Revenue:		
Commissions - investments	$ 235,247	$ 192,432
Commissions - annuities	276,931	258,256
Commissions - risk management	135,517	119,369
Dividends and interest income	13,111	10,099
Other revenue	1,321	10,857
Total revenue	662,127	591,013
Expenses:		
Commissions	502,817	352,728
Management fees	62,700	54,500
Rent - office	24,000	22,000
Rent - equipment	12,000	12,000
Office supplies and expense	7,145	6,642
Insurance	2,964	2,923
Professional fees	2,900	2,900
Total expenses	614,526	453,693
Income before provisions from income taxes	47,601	137,320
Provisions for income taxes	7,950	6,869
Net income	$ 39,651	$ 130,451

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2005 AND 2004

	Common Stock	Retained Earnings	Total
Balance, November 1, 2003	$ 6,000	$ 179,531	$ 185,531
Net income for the year ended October 31, 2004	-	130,451	130,451
Dividends paid	-	(117,000)	(117,000)
Balance, October 31, 2004	6,000	192,982	198,982
Net income for the year ended October 31, 2005	-	39,651	39,651
Balance, October 31, 2005	$ 6,000	$ 232,633	$ 238,633

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 39,651	$ 130,451
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in marketable securities	54,449	(11,597)
Decrease (increase) in commissions receivable	(16,842)	6,955
Decrease (increase) in prepaid expenses	133	951
Increase (decrease) in commissions payable	28,935	(1,697)
Increase (decrease) in accounts payable	(30)	(2,601)
Increase (decrease) in income taxes payable	(5,409)	6,179
Total adjustments	61,236	(1,810)
Net cash provided by operating activities	100,887	128,641
Cash flows from investing activities:		
Dividends paid	-	(117,000)
Net cash used in investing activities	-	(117,000)
Net increase in cash and cash equivalents	100,887	11,641
Cash and cash equivalents - beginning of year	23,878	12,237
Cash and cash equivalents - end of year	$ 124,765	$ 23,878
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ 13,048	$ 385

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2005 AND 2004

1. THE COMPANY

Mutual Funds Associates, Inc. is a commission based representative for several Mutual Fund Companies. They receive a commission for placing clients with those funds. They do not take possession of client funds, rather funds are deposited directly in the Mutual Fund Companies and are managed solely by those funds. Mutual Funds Associates, Inc. is strictly a representative and its client base is mostly from the Western New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method - The Company utilizes the accrual method of accounting which recognizes revenue when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

Marketable Securities - The Company's marketable securities consist of an investment in a mutual fund, which is mostly invested in debt securities of U.S. and foreign governments and companies, and are classified as trading securities. These securities are carried at fair value based upon the quoted market price of the investment.

An unrealized loss on these securities of $1,464 has been recorded for the year ended October 31, 2005 and an unrealized gain on these securities of $9,234 has been recorded for the year ended October 31, 2004. When calculating realized gains or losses on the disposition of trading securities, the average cost method is used.

Commissions Receivable - The Company has receivables that arise from placing clients with Mutual Fund Companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivable. Marketable securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications - Certain amounts in the prior year's financial statements were reclassified to conform with the current year presentation. These reclassifications had no effect on the reported net income for the year ended October 31, 2004.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the requirements of Rule 15c3-1, the net capital Rule, under the Securities Exchange Act of 1934. On October 31, 2005, the Company had net capital of $214,767 against a net capital requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was .275 to 1.

4. INCOME TAXES

The provision for income taxes consists of the following:

	2005	2004
Currently payable – Federal	$ 5,140	$ 3,448
Currently payable – State	2,810	3,421
	$ 7,950	$ 6,869

The actual income tax provision for the years ended October 31, 2005 and 2004 differs from the expected tax provision computed by applying the U.S. Federal Corporate rate primarily due to state taxes and the effects of the dividends received deduction and the net operating loss deduction.

5. RELATED PARTY TRANSACTIONS

The Company rents office space and equipment under an informal agreement from the shareholder. Rental expense under this informal agreement amounted to $36,000 and $34,000 for the years ended October 31, 2005 and 2004, respectively.

The Company also paid management fees to Accuvest Planning, Inc., an entity wholly owned by the shareholder, for general management. Management fee expense totaled $62,700 and $54,500 for the years ended October 31, 2005 and 2004, respectively.

6. SUBSEQUENT EVENT

In November 2005, the Board of Directors declared and the Company paid a cash dividend to the shareholder in the amount of $80,000.

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholder
Mutual Funds Associates, Inc.

Our report on our audit of the basic financial statements of Mutual Funds Associates, Inc. as of October 31, 2005 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salmin, Celona, Wehrle + Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

December 1, 2005

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2005

1. Total ownership equity from Statement of Financial Condition	$ 238,633
2. Deduct: Ownership equity not allowable for net capital	-
3. Total ownership equity qualified for net capital	238,633
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
5. Total capital and allowable subordinated liabilities	238,633
6. Deductions and/or charges:	
A. Total non-allowable assets from Statement of Financial Condition	(2,853)
B. Secured demand note deficiency	-
C. Commodity futures contracts and spot commodities	-
D. Other deductions and/or charges	-
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities positions	235,780
9. Haircuts on securities:	
A. Contractual securities commitments	-
B. Subordinated securities borrowings	-
C. Trading and investment securities:	
1. Exempted securities	-
2. Debt securities	-
3. Options	-
4. Other securities	(20,887)
D. Under concentration	-
E. Other	(126)
10. Net capital	$ 214,767

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2005
(Continued)

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 3,934
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 209,767
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 208,870

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 58,974
17.	Add: a. Drafts for immediate credit	-
	b. Market value of securities borrowed for which no equivalent value is paid or credited	-
	c. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 58,974
20.	Percentage of aggregate indebtedness to net capital (Line 19 divided by Line 10)	27.5%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Mutual Funds Associates, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date, consisted of the following:

Excess net capital per the Company's FOCUS Report (unaudited)	$ 211,962
Adjustments made to expense accounts which decreased ownership equity	(2,195)
Excess net capital per this computation	$ 209,767

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OCTOBER 31, 2005

Computation for determination of reserve requirements and information related to possession or control requirements under Rule 15c3-3 are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(i).

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder
Mutual Funds Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Mutual Funds Associates, Inc. (Company) for the year ended October 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

December 1, 2005